Filed pursuant to Rule 433

Registration No. 333-255428

Issuer Free Writing Prospectus

Supplementing the Preliminary Prospectus Supplement

dated May 3, 2021

BABCOCK & WILCOX ENTERPRISES, INC.

7.75% Series A Cumulative Perpetual Preferred

(Liquidation Amount $25.00 per Share)

Final Term Sheet

Issuer:	Babcock & Wilcox Enterprises, Inc.

Securities:	Shares of 7.75% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”)

Number of Shares:	4,000,000 shares of Series A Preferred Stock

Option to Purchase Additional Shares:	Up to 600,000 shares of Series A Preferred Stock

Trade Date:	May 5, 2021

Settlement Date:	May 7, 2021

Listing:	Expected NYSE “BW PRA”

Size:	$100,000,000

Underwriters’ Option:	Up to $15,000,000

Maturity Date:	Perpetual (unless redeemed by Issuer on or after May 7, 2026 or in connection with a Change of Control or Delisting Event (as each term is defined in the prospectus supplement relating to the Series A Preferred Stock).

Rating:	The Series A Preferred Stock will not be rated.

Dividend Rate (Cumulative):	Holders of Series A Preferred Stock will be entitled to receive, when, as and if declared by our board of directors (or a duly authorized committee of our board of directors), only out of funds legally available for the payment of dividends, cumulative cash dividends at the annual rate of 7.75% of the $25.00 liquidation preference per year (equivalent to $1.9375 per year). Dividends on the Series A Preferred Stock will accumulate and be cumulative from, and including, the date of original issue by the Issuer of the Series A Preferred Stock.

Dividend Payment Dates:

Dividends, when, as and if declared by our board of directors (or a duly authorized committee of our board of directors), will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 beginning on June 30, 2021, each of which we refer to as a “dividend payment date”; provided that if any dividend payment date is not a business day, as defined in the certificate of designations with respect to the Series A Preferred Stock, then such date will nevertheless be a dividend payment date but the dividend which would otherwise have been payable on that dividend payment date, when, as and if declared, will be paid on the next succeeding business day and no interest, additional dividends or other sums will accumulate on the amounts so payable for the period from and after that dividend payment date to that next succeeding business day. The first dividend on the Series A Preferred Stock, when, as and if declared, will be paid on June 30, 2021, which will be for less than a full quarter after the initial issuance of the Series A Preferred Stock and will cover the period from the first date we issue and sell the Series A Preferred Stock through, but not including, June 30, 2021.

Under the terms of the Issuer’s A&R Credit Agreement, the Issuer is currently prohibited from paying cash dividends on their capital stock, including dividends on the Series A Preferred Stock when issued. The Issuer is currently negotiating with their lenders under the A&R Credit Agreement an amendment that would permit cash dividends to be paid on the Series A Preferred Stock. Such discussions are ongoing and while the Issuer expects such amendment to be completed prior to the first dividend payment date on the Series A Preferred Stock, no assurances can be provided regarding the timing of such amendment, the final terms of such amendment or whether such amendment will occur at all. In the absence of such amendment or a similar amendment, the Issuer will not be permitted to pay cash dividends on the Series A Preferred Stock while the A&R Credit Agreement is in effect.

Price to the Public:	100.00%

Day Count:	30/360

Liquidation Preference:	The liquidation preference of each share of Series A Preferred Stock is $25.00 per share.

Optional Redemption:

The Series A Preferred Stock is not redeemable prior to May 7, 2026, except under the circumstances described under “—Special Optional Redemption.”

On or after May 7, 2026, the Series A Preferred Stock may be redeemed at the Issuer’s option, in whole or in part, from time to time, at a redemption price of $25.00 per share of Series A Preferred Stock, plus all dividends accumulated and unpaid (whether or not declared) on the Series A Preferred Stock up to, but not including, the date of such redemption, upon the giving of notice.

Special Optional Redemption:	Upon the occurrence of a Change of Control or Delisting Event, in whole or in part, for $25.00 per share, plus all dividends accumulated and unpaid (whether or not declared) on the Series A Preferred Stock up, to, but not including, the date of such redemption on such terms as described in the prospectus supplement relating to the Series A Preferred Stock (the “Redemption Right”).

Conversion Right Upon a Change of Control or Delisting Event:	Upon the occurrence of a Change of Control or Delisting Event, in the event the Issuer does not exercise the Redemption Right, holders of the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of shares of the Issuer’s common stock at a predetermined ratio.

Share Cap:	5.65611

DRD/QDI Eligible:	Yes

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	05614L 407/US05614L4077

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Book-Running Managers:	B. Riley Securities, Inc., D.A. Davidson & Co., Janney Montgomery Scott LLC, Ladenburg Thalmann & Co. Inc., National Securities Corporation, William Blair & Company.

Lead Manager:	Kingswood Capital Markets, division of Benchmark Investments, Inc.

Co-Managers:	Aegis Capital Corp., Boenning & Scattergood, Inc., Huntington Securities, Inc., Incapital LLC, Wedbush Securities Inc.

Conflict of Interest:

B. Riley Securities, Inc. will participate in the offering of the Series A Preferred Stock as a joint book-running manager.

B. Riley Securities, Inc. has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121(a)(2), which requires that a “qualified independent underwriter” as defined in FINRA Rule 5121(f)(5), participate in the preparation of the registration statement and prospectus and exercise its usual standards for due diligence in respect thereto. D.A. Davidson & Co. has agreed to act as the qualified independent underwriter for this offering and has agreed in so acting to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. D.A. Davidson & Co. will not receive a fee for acting as the qualified independent underwriter for this offering.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a base prospectus dated April 30, 2021) and a preliminary prospectus supplement dated May 3, 2021 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580, or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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